HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)
For the three and nine months ended September 30, 2020 and 2019

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars, except per share amounts)	2020	2019	2020	2019
Revenues
Distribution (includes related party revenues of $70 and $212 (2019 - $70 and $209) for the three and nine months ended September 30, respectively) (Note 24)	1,410	1,140	4,050	3,490
Transmission (includes related party revenues of $478 and $1,325 (2019 - $440 and $1,223) for the three and nine months ended September 30, respectively) (Note 24)	483	443	1,342	1,245
Other	10	10	31	30
	1,903	1,593	5,423	4,765

Costs
Purchased power (includes related party costs of $561 and $1,705 (2019 - $301 and $1,116) for the three and nine months ended September 30, respectively) (Note 24)	993	737	2,808	2,197
Operation, maintenance and administration (Notes 4, 24)	262	259	797	942
Depreciation, amortization and asset removal costs (Note 5)	220	219	645	652
	1,475	1,215	4,250	3,791

Income before financing charges and income tax expense	428	378	1,173	974
Financing charges (Notes 4, 6)	114	118	352	398

Income before income tax expense	314	260	821	576
Income tax expense (recovery) (Note 7)	22	14	(812)	(8)
Net income	292	246	1,633	584

Other comprehensive income (loss) (Note 8)	4	—	(30)	(1)
Comprehensive income	296	246	1,603	583

Net income attributable to:
Noncontrolling interest	2	1	6	4
Preferred shareholders (Note 20)	9	4	18	13
Common shareholders	281	241	1,609	567
	292	246	1,633	584

Comprehensive income attributable to:
Noncontrolling interest	2	1	6	4
Preferred shareholders (Note 20)	9	4	18	13
Common shareholders	285	241	1,579	566
	296	246	1,603	583

Earnings per common share (Note 22)
Basic	$0.47	$0.40	$2.69	$0.95
Diluted	$0.47	$0.40	$2.68	$0.95

Dividends per common share declared (Note 21)	$0.25	$0.24	$0.75	$0.71

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

1

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)
At September 30, 2020 and December 31, 2019

As at (millions of Canadian dollars)	September 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	42	30
Accounts receivable (Note 9)	648	701
Due from related parties (Note 24)	291	415
Other current assets (Note 10)	188	122
	1,169	1,268

Property, plant and equipment (Note 11)	22,296	21,501
Other long-term assets:
Regulatory assets (Note 12)	4,065	2,676
Deferred income tax assets	134	748
Intangible assets (net of accumulated amortization - $565; 2019 - $517)	492	456
Goodwill (Note 4)	374	325
Other assets (Note 13)	85	87
	5,150	4,292
Total assets	28,615	27,061

Liabilities
Current liabilities:
Short-term notes payable (Note 16)	985	1,143
Preferred shares to be redeemed (Notes 20, 24)	423	—
Long-term debt payable within one year (includes $304 measured at fair value; 2019 - $nil) (Notes 16, 17)	807	653
Accounts payable and other current liabilities (Note 14)	1,085	989
Due to related parties (Note 24)	162	302
	3,462	3,087

Long-term liabilities:
Long-term debt (includes $nil measured at fair value; 2019 - $351) (Notes 16, 17)	11,112	10,822
Regulatory liabilities (Note 12)	251	167
Deferred income tax liabilities	—	61
Other long-term liabilities (Note 15)	3,183	3,055
	14,546	14,105
Total liabilities	18,008	17,192

Contingencies and Commitments (Notes 26, 27)
Subsequent Events (Note 29)

Noncontrolling interest subject to redemption	21	20

Equity
Common shares (Note 20)	5,676	5,661
Preferred shares (Note 20)	—	418
Additional paid-in capital (Note 23)	45	49
Retained earnings	4,829	3,667
Accumulated other comprehensive loss	(35)	(5)
Hydro One shareholders’ equity	10,515	9,790

Noncontrolling interest	71	59
Total equity	10,586	9,849
	28,615	27,061

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

2

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the nine months ended September 30, 2020 and 2019

Nine months ended September 30, 2020 (millions of Canadian dollars)	Common Shares	Preferred Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholders’ Equity	Non-controlling Interest	Total Equity
January 1, 2020	5,661	418	49	3,667	(5)	9,790	59	9,849
Net income	—	—	—	1,627	—	1,627	4	1,631
Other comprehensive loss (Note 8)	—	—	—	—	(30)	(30)	—	(30)
Distributions to noncontrolling interest	—	—	—	—	—	—	(2)	(2)
Contributions from sale of noncontrolling interest (Note 4)	—	—	—	—	—	—	10	10
Dividends on preferred shares	—	—	—	(13)	—	(13)	—	(13)
Dividends on common shares	—	—	—	(447)	—	(447)	—	(447)
Common shares issued	15	—	(10)	—	—	5	—	5
Stock-based compensation (Note 23)	—	—	6	—	—	6	—	6
Preferred shares to be redeemed (Note 20)	—	(418)	—	(5)	—	(423)	—	(423)
September 30, 2020	5,676	—	45	4,829	(35)	10,515	71	10,586

Nine months ended September 30, 2019 (millions of Canadian dollars)	Common Shares	Preferred Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholders’ Equity	Non-controlling Interest	Total Equity
January 1, 2019	5,643	418	56	3,459	(3)	9,573	49	9,622
Net income	—	—	—	580	—	580	3	583
Other comprehensive loss	—	—	—	—	(1)	(1)	—	(1)
Distributions to noncontrolling interest	—	—	—	—	—	—	(5)	(5)
Amounts contributed by noncontrolling interest	—	—	—	—	—	—	12	12
Dividends on preferred shares	—	—	—	(13)	—	(13)	—	(13)
Dividends on common shares	—	—	—	(426)	—	(426)	—	(426)
Common shares issued	14	—	(11)	—	—	3	—	3
Stock-based compensation	—	—	3	—	—	3	—	3
September 30, 2019	5,657	418	48	3,600	(4)	9,719	59	9,778
See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

3

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three and nine months ended September 30, 2020 and 2019

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2020	2019	2020	2019
Operating activities
Net income	292	246	1,633	584
Environmental expenditures	(4)	(5)	(15)	(21)
Adjustments for non-cash items:
Depreciation and amortization (Note 5)	194	192	573	576
Regulatory assets and liabilities	37	22	35	(151)
Deferred income tax expense (recovery)	11	6	(842)	(31)
Unrealized loss on Foreign-Exchange Contract (Note 4)	—	—	—	22
Derecognition of deferred financing costs (Note 4)	—	—	—	24
Other	4	1	40	29
Changes in non-cash balances related to operations (Note 25)	146	186	179	31
Net cash from operating activities	680	648	1,603	1,063

Financing activities
Long-term debt issued	—	—	1,100	1,500
Long-term debt repaid	—	—	(652)	(229)
Short-term notes issued	985	520	3,130	3,112
Short-term notes repaid	(860)	(599)	(3,288)	(3,845)
Short-term debt repaid (Note 4)	(20)	—	(20)	—
Convertible debentures redeemed (Note 4)	—	—	—	(513)
Dividends paid	(155)	(148)	(460)	(439)
Distributions paid to noncontrolling interest	(1)	(1)	(3)	(7)
Contributions received from sale of noncontrolling interest (Note 4)	—	12	10	12
Common shares issued	—	—	5	3
Costs to obtain financing	—	—	(5)	(8)
Net cash used in financing activities	(51)	(216)	(183)	(414)

Investing activities
Capital expenditures (Note 25)
Property, plant and equipment	(457)	(391)	(1,183)	(1,007)
Intangible assets	(37)	(21)	(88)	(69)
Capital contributions received	—	—	—	3
Acquisitions (Note 4)	(126)	—	(126)	—
Other	(4)	8	(11)	4
Net cash used in investing activities	(624)	(404)	(1,408)	(1,069)

Net change in cash and cash equivalents	5	28	12	(420)
Cash and cash equivalents, beginning of period	37	35	30	483
Cash and cash equivalents, end of period	42	63	42	63

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

4

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three and nine months ended September 30, 2020 and 2019

1.    DESCRIPTION OF THE BUSINESS
Hydro One Limited (Hydro One or the Company) was incorporated on August 31, 2015, under the Business Corporations Act (Ontario). On October 31, 2015, the Company acquired Hydro One Inc., a company previously wholly-owned by the Province of Ontario (Province). The acquisition of Hydro One Inc. by Hydro One was accounted for as a common control transaction and Hydro One is a continuation of business operations of Hydro One Inc. At September 30, 2020, the Province held approximately 47.3% (December 2019 - 47.3%) of the common shares of Hydro One. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.
Earnings for interim periods may not be indicative of results for the year due to the impact of seasonal weather conditions on customer demand and market pricing.
Rate Setting
The Company's transmission business consists of the transmission system operated by subsidiaries of Hydro One Inc., Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation (SON), and an approximately 55% interest in Niagara Reinforcement Limited Partnership (NRLP), a limited partnership between Hydro One and Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation (collectively, the First Nations Partners). Hydro One’s distribution business consists of the distribution system operated by Hydro One Inc.'s subsidiaries, which include Hydro One Networks, Hydro One Remote Communities Inc. (Hydro One Remote Communities), Orillia Power Distribution Corporation (Orillia Power), as well as the distribution business and assets acquired from Peterborough Distribution Inc. (Peterborough Distribution) this quarter. See Note 4 - Business Combinations for additional information regarding the acquisition of Orillia Power and the acquisition of the business and distribution assets of Peterborough Distribution.
Transmission
On March 7, 2019, the Ontario Energy Board (OEB) issued a decision (DTA Decision) with respect to Hydro One's rate-setting treatment of the benefits of the deferred tax asset resulting from the transition from the payments in lieu of tax regime to tax payments under the federal and provincial tax regimes. On July 16, 2020, the Ontario Divisional Court rendered its decision (ODC Decision) on the Company's appeal of the OEB's DTA Decision. See Note 12 - Regulatory Assets and Liabilities.
On March 21, 2019, Hydro One Networks filed a three-year Custom Incentive Rate application with the OEB for 2020-2022 transmission rates. On December 10, 2019, the OEB approved Hydro One Networks' 2019 transmission revenue requirement and charges as interim effective January 1, 2020 until the new transmission revenue requirement and charges are approved by the OEB. On April 23, 2020, the OEB rendered its decision on the 2020-2022 transmission rate application (2020-2022 Transmission Decision). On July 16, 2020, the OEB issued its final rate order for the 2020-2022 transmission rates approving a revenue requirement of $1,586 million, $1,657 million and $1,729 million for 2020, 2021 and 2022, respectively. On July 30, 2020, the OEB issued its decision for Uniform Transmission Rates (UTRs). The 2020 UTRs that were implemented on an interim basis on January 1, 2020 will continue for the remainder of 2020 in light of the COVID-19 pandemic. A future decision by the OEB will set the 2021 UTRs and determine the period over which the foregone revenue will be collected.
On July 31, 2019, B2M LP filed a transmission rate application for 2020-2024, seeking a base revenue requirement of $36 million for 2020, and a revenue cap escalator index for 2021 to 2024. On January 16, 2020, the OEB approved an updated 2020 base revenue requirement of $33 million.
On October 25, 2019, NRLP filed its revenue cap incentive rate application for 2020-2024. On December 19, 2019, the OEB approved NRLP’s proposed 2020 revenue requirement of $9 million on an interim basis effective January 1, 2020. On April 9, 2020, final OEB approval was received.
On December 17, 2019, the OEB issued a decision on HOSSM’s request for transmission revenue requirement for 2020. The OEB approved a 1.5% revenue cap increase effective January 1, 2020.
Distribution
On November 15, 2019, Hydro One Remote Communities filed an application with the OEB seeking approval for a 2% increase to 2019 base rates. On April 16, 2020, the OEB approved the requested increase for new rates effective May 1, 2020, while the implementation of these rates will be deferred to November 1, 2020 due to COVID-19. On October 8, 2020, the OEB authorized Hydro One Remote Communities to implement its new rates on November 1, 2020, including a rate rider for the recovery of forgone revenues resulting from postponing rate implementation in response to COVID-19.

5

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation and Presentation
These unaudited condensed interim consolidated financial statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated.
Basis of Accounting
These Consolidated Financial Statements are prepared and presented in accordance with United States Generally Accepted Accounting Principles (US GAAP) for interim financial statements and in Canadian dollars.
The accounting policies applied are consistent with those outlined in Hydro One's annual audited consolidated financial statements for the year ended December 31, 2019, with the exception of the adoption of new accounting standards as described in Note 3. These Consolidated Financial Statements reflect adjustments, that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2019.
3.    NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standard Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2017-04	January 2017	The amendment removes the second step of the current two-step goodwill impairment test to simplify the process of testing goodwill.	January 1, 2020	No impact upon adoption
ASU 2018-13	August 2018	Disclosure requirements on fair value measurements in Accounting Standard Codification (ASC) 820 are modified to improve the effectiveness of disclosures in financial statement notes.	January 1, 2020	No impact upon adoption
ASU 2019-01	March 2019
This amendment carries forward the exemption previously provided under ASC 840 relating to the determination of the fair value of underlying assets by lessors that are not manufacturers or dealers. It also provides for clarification on cash-flow presentation of sales-type and financing leases and clarifies that transition disclosures under Topic 250 are applicable in the adoption of ASC 842.
			January 1, 2020	No impact upon adoption
4.    BUSINESS COMBINATIONS
Acquisition of Peterborough Distribution Assets
On August 1, 2020, Hydro One completed the acquisition of the business and distribution assets of Peterborough Distribution, an electricity distribution company located in east central Ontario, from the City of Peterborough, for a purchase price of approximately $104 million, including the assumption of agreed upon liabilities, subject to final closing adjustments. The purchase price is comprised of a cash payment of $105 million, including a deposit of $4 million paid in 2018 and $101 million paid on closing of the transaction, partially offset by a preliminary purchase price adjustment of $1 million which will be settled in cash at a later date. As the acquired business and distribution assets of Peterborough Distribution meet the definition of a business, the acquisition has been accounted for as a business acquisition.
The following table summarizes the preliminary determination of the fair value of the assets acquired and liabilities assumed:

(millions of dollars)
Working capital	5
Property, plant and equipment	64
Regulatory assets	2
Goodwill	34
Other long-term liabilities	(1)
104

The preliminary determination of the fair value of assets acquired and liabilities assumed is based upon management’s preliminary estimates and assumptions and reflects the fair value of consideration paid, subject to working capital, property, plant

6

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019 and equipment, and regulatory balances closing adjustments. The Company continues to review information and perform further analysis prior to finalizing the fair value of the assets acquired and the liabilities assumed within the permitted period of 12 months from the date of acquisition in accordance with US GAAP.
The preliminary goodwill estimate of approximately $34 million arising from the Peterborough Distribution acquisition consists largely of the synergies and economies of scale expected from combining the operations of Hydro One and Peterborough Distribution. All of the goodwill was assigned to Hydro One’s Distribution Business segment. Peterborough Distribution contributed revenues of $19 million and net income of $nil to the Company’s consolidated financial results for the three and nine months ended September 30, 2020. All costs related to the acquisition have been expensed through the statement of operations and comprehensive income. The disclosure of Peterborough Distribution’s pro forma information is immaterial to the Company’s consolidated financial results for the three and nine months ended September 30, 2020.
Acquisition of Orillia Power
On September 1, 2020, Hydro One completed the acquisition of Orillia Power, an electricity distribution company located in Simcoe County, Ontario, from the City of Orillia for a purchase price of approximately $29 million, subject to final closing adjustments. The purchase price is comprised of a cash payment of $26 million, including a deposit of $1 million paid in 2016, $25 million paid on closing of the transaction, and a preliminary purchase price adjustment of $3 million which will be settled in cash at a later date.
The following table summarizes the preliminary determination of the fair value of the assets acquired and liabilities assumed:

(millions of dollars)
Working capital	3
Property, plant and equipment	32
Deferred income tax assets	2
Goodwill	15
Short-term debt	(20)
Regulatory liabilities	(2)
Other long-term liabilities	(1)
29

The preliminary determination of the fair value of assets acquired and liabilities assumed is based upon management’s preliminary estimates and assumptions and reflects the fair value of consideration paid, subject to working capital, property, plant and equipment, debt and regulatory balances closing adjustments. The Company continues to review information and perform further analysis prior to finalizing the fair value of the assets acquired and the liabilities assumed within the permitted period of 12 months from the date of acquisition in accordance with US GAAP.
The preliminary goodwill estimate of approximately $15 million arising from the Orillia Power acquisition consists largely of the synergies and economies of scale expected from combining the operations of Hydro One and Orillia Power. All of the goodwill was assigned to Hydro One’s Distribution Business segment. Orillia Power contributed revenues of $4 million and net income of $nil to the Company’s consolidated financial results for the three and nine months ended September 30, 2020. All costs related to the acquisition have been expensed through the statement of operations and comprehensive income. The disclosure of Orillia Power's pro forma information is immaterial to the Company’s consolidated financial results for the three and nine months ended September 30, 2020. In September 2020, Hydro One repaid $20 million of short-term debt assumed as part of the Orillia Power acquisition.
NRLP
On January 31, 2020, the Mississaugas of the Credit First Nation purchased an additional 19.9% equity interest in NRLP from Hydro One Networks for total cash consideration of $9.5 million. Following this transaction, Hydro One's interest in the equity portion of NRLP was reduced to 55%, with the Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation owning 25% and 20%, respectively, of the equity interest in NRLP.
Termination of the Avista Corporation Purchase Agreement
In July 2017, Hydro One reached an agreement to acquire Avista Corporation (Merger). In January 2019, Hydro One and Avista Corporation announced that the companies mutually agreed to terminate the Merger agreement. The following amounts related to the termination of the Merger agreement were recorded by the Company during the nine months ended September 30, 2019. All amounts were recognized in the first quarter of 2019.
•$138 million (US$103 million) for payment of the Merger termination fee recorded in operation, maintenance and administration costs;
•$22 million financing charges, due to reversal of previously recorded unrealized gains upon termination of the deal-contingent foreign-exchange forward contract (Foreign-Exchange Contract);

7

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

•redemption of $513 million convertible debentures and payment of related interest of $7 million; and
•$24 million financing charges, due to derecognition of the deferred financing costs related to convertible debentures.
5.    DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2020	2019	2020	2019
Depreciation of property, plant and equipment	174	167	510	495
Amortization of intangible assets	16	20	48	60
Amortization of regulatory assets	4	5	15	21
Depreciation and amortization	194	192	573	576
Asset removal costs	26	27	72	76
	220	219	645	652
6.    FINANCING CHARGES

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2020	2019	2020	2019
Interest on long-term debt	122	124	369	358
Interest on short-term notes	2	2	8	15
Realized loss on cash flow hedges (Note 17)	3	—	4	—
Derecognition of deferred financing costs (Note 4)	—	—	—	24
Unrealized loss on Foreign-Exchange Contract (Notes 4, 17)	—	—	—	22
Interest on convertible debentures (Note 4)	—	—	—	7
Other	1	5	10	14
Less: Interest capitalized on construction and development in progress	(14)	(12)	(36)	(36)
Interest earned on cash and cash equivalents	—	(1)	(3)	(6)
	114	118	352	398
7.    INCOME TAXES
As a rate regulated utility company, the Company’s effective tax rate excludes temporary differences that are recoverable in future rates charged to customers. Income tax expense differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate. The reconciliation between the statutory and the effective tax rates is provided as follows:

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2020	2019	2020	2019
Income before income tax expense	314	260	821	576
Income tax expense at statutory rate of 26.5% (2019 - 26.5%)	84	69	218	153

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization[1]	(34)	(25)	(86)	(70)
Impact of tax deductions from deferred tax asset sharing[2]	(13)	(15)	(35)	(47)
Overheads capitalized for accounting but deducted for tax purposes	(6)	(5)	(16)	(14)
Interest capitalized for accounting but deducted for tax purposes	(4)	(3)	(11)	(9)
Pension and post-retirement benefit contributions in excess of pension expense	(5)	(5)	(8)	(13)
Environmental expenditures	(2)	(1)	(6)	(5)
Other	1	(2)	(3)	(8)
Net temporary differences	(63)	(56)	(165)	(166)
Net permanent differences	1	1	2	5
Recognition of deferred income tax regulatory asset (Note 12)	—	—	(867)	—
Total income tax expense (recovery)	22	14	(812)	(8)

Effective income tax rate	7.0%	5.4%	(98.9%)	(1.4%)
1 Includes accelerated tax depreciation of up to three times the first-year rate for certain eligible capital investments acquired after November 20, 2018 and placed in-service before January 1, 2028, as introduced in the 2019 federal and Ontario budgets and enacted in the second quarter of 2019.
2 Prior to the ODC decision, the impact represents tax deductions from deferred asset tax sharing given to ratepayers as previously mandated by the OEB. Subsequent to the ODC decision, the impact represents the recovery of deferred tax asset sharing currently allocated to rate-payers.

8

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

8.    OTHER COMPREHENSIVE INCOME (LOSS)

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2020	2019	2020	2019
Gain (loss) on pension and other post-employment benefits transfer (Note 18)	2	—	(7)	—
Gain (loss) on cash flow hedges (interest-rate swap agreements) (Note 17)	2	—	(21)	—
Loss on cash flow hedges (bond forward agreements) (Note 17)	—	—	(2)	—
Other	—	—	—	(1)
	4	—	(30)	(1)
9.    ACCOUNTS RECEIVABLE

As at (millions of dollars)	September 30, 2020	December 31, 2019
Accounts receivable - billed	346	330
Accounts receivable - unbilled	344	393
Accounts receivable, gross	690	723
Allowance for doubtful accounts	(42)	(22)
Accounts receivable, net	648	701
The following table shows the movements in the allowance for doubtful accounts for the nine months ended September 30, 2020 and the year ended December 31, 2019:

(millions of dollars)	Nine months ended September 30, 2020	Year ended December 31, 2019
Allowance for doubtful accounts – beginning	(22)	(21)
Write-offs	9	18
Additions to allowance for doubtful accounts[1]	(29)	(19)
Allowance for doubtful accounts – ending	(42)	(22)
1 Additions to allowance for doubtful accounts for the nine months ended September 30, 2020 include $14 million (year ended December 31, 2019 - $nil) related to the estimated impact of the COVID-19 pandemic. In accordance with accounting guidance issued by the OEB on March 25, 2020, the Company has established a regulatory deferral account to track incremental costs, including costs relating to bad debt expenses, incurred as a result of the COVID-19 pandemic. The estimated amount relating to incremental bad debt expenses has been recognized as a regulatory asset. See Note 12 - Regulatory Assets and Liabilities.
10.    OTHER CURRENT ASSETS

As at (millions of dollars)	September 30, 2020	December 31, 2019
Regulatory assets (Note 12)	109	52
Prepaid expenses and other assets	53	49
Materials and supplies	22	21
Derivative assets (Note 17)	4	—
	188	122
11.    PROPERTY, PLANT AND EQUIPMENT

As at (millions of dollars)	September 30, 2020	December 31, 2019
Property, plant and equipment	32,648	31,920
Less: accumulated depreciation	(11,898)	(11,471)
	20,750	20,449
Construction in progress	1,375	892
Future use land, components and spares	171	160
	22,296	21,501

9

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

12.    REGULATORY ASSETS AND LIABILITIES
Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

As at (millions of dollars)	September 30, 2020	December 31, 2019
Regulatory assets:
Deferred income tax regulatory asset	2,333	1,128
Pension benefit regulatory asset	1,147	1,125
Deferred tax asset sharing	193	—
Environmental	128	141
Post-retirement and post-employment benefits	105	105
Post-retirement and post-employment benefits - non-service cost	86	77
Foregone revenue deferral	64	67
Stock-based compensation	40	42
Conservation and Demand Management (CDM) variance	18	—
COVID-19 emergency deferral	14	—
Debt premium	13	17
Other	33	26
Total regulatory assets	4,174	2,728
Less: current portion	(109)	(52)
	4,065	2,676

Regulatory liabilities:
Retail settlement variance account	87	23
Tax rule changes variance	64	44
Pension cost differential	32	31
Green energy expenditure variance	24	31
Earnings sharing mechanism deferral	22	21
Distribution rate riders	13	42
Asset removal costs cumulative variance	7	—
Deferred income tax regulatory liability	5	5
External revenue variance	1	6
Other	14	9
Total regulatory liabilities	269	212
Less: current portion	(18)	(45)
	251	167
Deferred Income Tax Regulatory Asset
On July 16, 2020, the Ontario Divisional Court (ODC) rendered its decision on the Company's appeal of the OEB's DTA Decision. In connection with the ODC Decision, the Company recorded a reversal of the previously recognized impairment charge of Hydro One Networks' distribution and transmission deferred income tax regulatory asset in its financial statements for the period ending June 30, 2020. The reversal of the previously recognized impaired charge included the regulatory asset relating to the cumulative deferred tax asset amounts shared with ratepayers (deferred tax asset sharing) up to and including June 30, 2020 by Hydro One Networks' distribution and transmission segments of $58 million and $118 million, respectively. As of June 30, 2020, Hydro One recognized deferred tax sharing regulatory assets of $504 million and $673 million, respectively, and associated deferred income tax liability of $310 million. The Company also recorded an increase in net income of $867 million as deferred income tax recovery during the three months ended June 30, 2020.
Deferred Tax Asset Sharing
On October 2, 2020, the OEB issued a procedural order to implement the direction of the ODC and required Hydro One to submit its proposal for the recovery of the deferred tax asset amounts allocated to ratepayers for the 2017 to 2022 period. At September 30, 2020, Hydro One recorded the regulatory asset of $193 million for the cumulative deferred tax asset amounts shared with ratepayers since 2017 to date, consisting of $65 million and $128 million for Hydro One Networks’ distributions and transmission segments respectively. As a result of the OEB’s procedural order, the $193 million regulatory asset relating to the cumulative deferred tax asset amounts has been separately presented from the deferred income tax regulatory asset. Until the OEB issues the order to implement the recovery of the deferred tax asset amounts allocated to ratepayers for the 2017 to 2022 period, this $193 million regulatory asset will continue to increase to recognize the additional amounts shared with ratepayers during the reporting period.

10

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

Foregone Revenue Deferral
The foregone revenue deferral account is primarily made up of the difference between revenue earned by Hydro One Networks transmission, NRLP, B2M LP, and HOSSM under interim 2020 UTRs, and the revenues that would have been received under the approved UTRs based on OEB-approved 2020 rates revenue requirement and load forecast. This account currently captures the foregone revenue from January 1, 2020 to September 30, 2020. The foregone revenue deferral account is also made up of the difference between revenue earned based on distribution rates approved by the OEB in Hydro One Networks' 2018-2022 distribution rates application, effective May 1, 2018, and revenue earned under the interim rates until the approved 2018 and 2019 rates were implemented on July 1, 2019. This amount is being recovered from ratepayers over an 18-month period ending December 31, 2020.
COVID-19 Emergency Deferral
The COVID-19 emergency deferral account comprises of five sub-accounts established to track incremental costs and lost revenues related to the COVID-19 pandemic: (i) Billing and System Changes as a Result of the Emergency Order Regarding Time-of-Use Pricing, (ii) Lost Revenues Arising from the COVID-19 Emergency, (iii) Other Incremental Costs, (iv) Foregone Revenues from Postponing Rate Implementation, and (v) Bad Debt. The Company has assessed that it is probable that incremental bad debt expense and foregone revenues from postponing rate implementation will be recovered in future rates; therefore, these amounts have been recognized as a regulatory asset. The current balance in the regulatory deferral account represents the incremental bad debt expense as a result of the COVID-19 pandemic and foregone revenues from postponing rate implementation. Hydro One is also tracking certain incremental costs and lost revenues that have arisen due to the COVID-19 pandemic. These amounts have not been recognized as regulatory assets as the Company has not assessed these as probable for recovery in future rates as it waits for further direction from the OEB. The OEB has commenced a consultation on the COVID-19 emergency deferral accounts and commissioned two expert studies which are expected to be informative in the consultation. It is expected that following the consultation, the OEB will set out the timing and process for disposition of the accounts.
CDM Variance
The CDM variance account tracks the impact of actual CDM and demand response programs on the actual load forecast compared to the estimated load forecast included in revenue requirement. As per the OEB's decision on Hydro One Networks' 2017 and 2018 transmission rates, and 2019 transmission rates, this account was maintained to record any variances for 2017, 2018, and 2019. A CDM variance amount for 2017 was calculated and proposed for disposition in the Hydro One Networks' 2020-2022 transmission rate application. In April 2020, the amount as at December 31, 2018, including accrued interest, was approved for disposition by the OEB and was recognized as a regulatory asset. The amount was approved to be recovered from ratepayers over a 3-year period ending December 31, 2022.
Asset Removal Costs Cumulative Variance
In April 2020, the OEB approved the establishment of an asset removal costs cumulative variance account for Hydro One Networks transmission to record the difference between the revenue requirement associated with forecast asset removal costs included in depreciation expense and actual asset removal costs incurred from 2020 to 2022. This account is asymmetrical to the benefit of ratepayers on a cumulative basis over the 2020-2022 rate period.
13.    OTHER LONG-TERM ASSETS

As at (millions of dollars)	September 30, 2020	December 31, 2019
Right-of-Use (ROU) assets (Note 19)	74	75
Investments	5	2
Derivative assets (Note 17)	—	3
Other long-term assets	6	7
	85	87

11

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

14.    ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

As at (millions of dollars)	September 30, 2020	December 31, 2019
Accrued liabilities	680	612
Accounts payable	191	189
Accrued interest	135	104
Environmental liabilities	38	30
Regulatory liabilities (Note 12)	18	45
Derivative liabilities (Note 17)	12	—
Lease obligations (Note 19)	11	9
	1,085	989
15.    OTHER LONG-TERM LIABILITIES

As at (millions of dollars)	September 30, 2020	December 31, 2019
Post-retirement and post-employment benefit liability (Note 18)	1,829	1,723
Pension benefit liability (Note 18)	1,147	1,125
Environmental liabilities	90	111
Lease obligations (Note 19)	67	69
Derivative liabilities (Note 17)	18	—
Asset retirement obligations	13	10
Long-term accounts payable	5	6
Other long-term liabilities	14	11
	3,183	3,055
16.    DEBT AND CREDIT AGREEMENTS
Short-Term Notes and Credit Facilities
Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under Hydro One Inc.’s Commercial Paper Program which has a maximum authorized amount of $2,300 million. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by Hydro One Inc.’s revolving standby credit facilities totalling $2,300 million.
At September 30, 2020, Hydro One’s consolidated committed, unsecured and undrawn credit facilities (Operating Credit Facilities) totalling $2,550 million included Hydro One's credit facilities of $250 million and Hydro One Inc.'s credit facilities of $2,300 million. At September 30, 2020, no amounts have been drawn on the Operating Credit Facilities.
The Company may use the Operating Credit Facilities for working capital and general corporate purposes. If used, interest on the Operating Credit Facilities would apply based on Canadian benchmark rates. The obligation of each lender to make any credit extension under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.
Subsidiary Debt Guarantee
Hydro One Holdings Limited (HOHL) is an indirect wholly-owned subsidiary of Hydro One that may offer and sell debt securities. Any debt securities issued by HOHL are fully and unconditionally guaranteed by the Company. At September 30, 2020 and 2019, no debt securities have been issued by HOHL.

12

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

Long-Term Debt
The following table presents long-term debt outstanding at September 30, 2020 and December 31, 2019:

As at (millions of dollars)	September 30, 2020	December 31, 2019
Hydro One Inc. long-term debt (a)	11,795	11,345
HOSSM long-term debt (b)	154	160
	11,949	11,505
Add: Net unamortized debt premiums	11	12
Add: Unrealized mark-to-market loss[1]	4	1
Less: Unamortized deferred debt issuance costs	(45)	(43)
Total long-term debt	11,919	11,475

Less: Long-term debt payable within one year	(807)	(653)
	11,112	10,822
1 The unrealized mark-to-market net loss of $4 million relates to $300 million Series 39 notes due 2021 (December 31, 2019 - $1 million also relates to $50 million of the Series 33 notes due 2020). The unrealized mark-to-market net loss is offset by a $4 million unrealized mark-to-market net gain (December 31, 2019 - $1 million) on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges.
(a) Hydro One Inc. long-term debt
At September 30, 2020, long-term debt of $11,795 million (December 31, 2019 - $11,345 million) was outstanding, the majority of which was issued under Hydro One Inc.’s Medium Term Note (MTN) Program. In April 2020, Hydro One Inc. filed a short form base shelf prospectus for its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, expiring in May 2022. At September 30, 2020, $4,000 million remained available for issuance under this MTN Program prospectus.
During the nine months ended September 30, 2020, Hydro One Inc. issued long-term debt totalling $1,100 million (2019 - $1,500 million) under its previous MTN Program prospectus that had expired in April 2020 as follows:
•$400 million Series 45 notes with a maturity date of February 28, 2025 and a coupon rate of 1.76%;
•$400 million Series 46 notes with a maturity date of February 28, 2030 and a coupon rate of 2.16%; and
•$300 million Series 47 notes with a maturity date of February 28, 2050 and a coupon rate of 2.71%.
During the three and nine months ended September 30, 2020, $nil and $650 million long-term debt was repaid, respectively (2019 - $nil and $228 million, respectively) under the MTN Program.
See Note 29 - Subsequent Events for long-term debt issued under Hydro One Inc.'s MTN Program subsequent to September 30, 2020.
(b) HOSSM long-term debt
At September 30, 2020, HOSSM long-term debt of $154 million (December 31, 2019 - $160 million), with a principal amount of $139 million (December 31, 2019 - $141 million) was outstanding. During the three and nine months ended September 30, 2020 and 2019, no long-term debt was issued and $2 million (2019 - $1 million) of long-term debt was repaid.
Hydro One long-term debt
On August 20, 2020, Hydro One filed a short form base shelf prospectus (Universal Base Shelf Prospectus) with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $2,000 million of debt, equity or other securities, or any combination thereof, during the 25-month period ending on September 20, 2022. See Note 29 - Subsequent Events for long-term debt issued under the Universal Base Shelf Prospectus subsequent to September 30, 2020.

13

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

Principal and Interest Payments
At September 30, 2020, principal repayments, interest payments, and related weighted-average interest rates were as follows:

	Long-Term Debt Principal Repayments	Interest Payments	Weighted-Average Interest Rate
	(millions of dollars)	(millions of dollars)	(%)
Year 1	803	483	2.1
Year 2	603	460	3.2
Year 3	133	450	6.1
Year 4	700	443	2.5
Year 5	750	421	2.3
	2,989	2,257	2.7
Years 6-10	1,850	1,954	3.7
Thereafter	7,095	4,064	4.8
	11,934	8,275	4.1
17.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Non-Derivative Financial Assets and Liabilities
At September 30, 2020 and December 31, 2019, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, preferred shares, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.
Fair Value Measurements of Long-Term Debt
The fair values and carrying values of the Company’s long-term debt at September 30, 2020 and December 31, 2019 are as follows:

	September 30, 2020		December 31, 2019
As at (millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt measured at fair value:
$50 million of MTN Series 33 notes	—	—	50	50
$300 million MTN Series 39 notes	304	304	301	301
Other notes and debentures	11,615	14,421	11,124	13,121
Long-term debt, including current portion	11,919	14,725	11,475	13,472
Fair Value Measurements of Derivative Instruments
Fair Value Hedges
At September 30, 2020, Hydro One Inc. had interest-rate swaps with a total notional amount of $300 million (December 31, 2019 - $350 million) that were used to convert fixed-rate debt to floating-rate debt. These swaps are classified as fair value hedges. Hydro One Inc.’s fair value hedge exposure was approximately 3% (December 31, 2019 - 3%) of its total long-term debt. At September 30, 2020, Hydro One Inc. had the following interest-rate swap designated as a fair value hedge:
•a $300 million fixed-to-floating interest-rate swap agreement to convert the $300 million MTN Series 39 notes maturing June 25, 2021 into three-month variable rate debt.
Cash Flow Hedges
At September 30, 2020, Hydro One Inc. had the following agreements designated as cash flow hedges:
•$800 million in 3-year pay-fixed, receive-floating interest-rate swap agreements intended to offset the variability of interest rates on the issuances of short-term commercial paper between January 9, 2020 and March 9, 2023; and
•$400 million of bond forward agreements intended to mitigate exposure to variability in interest rates on forecasted fixed-rate issuance under Hydro One Inc.'s MTN Program, expected to occur by the end of 2020. See Note 29 - Subsequent Events for settlement of these agreements subsequent to September 30, 2020.
At September 30, 2020 and December 31, 2019, the Company had no derivative instruments classified as undesignated contracts.

14

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

Fair Value Hierarchy
The fair value hierarchy of financial assets and liabilities at September 30, 2020 and December 31, 2019 is as follows:

As at September 30, 2020 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Derivative instruments (Note 10)
Fair value hedges	4	4	—	4	—
	4	4	—	4	—

Liabilities:
Long-term debt, including current portion	11,919	14,725	—	14,725	—
Derivative instruments (Notes 14, 15)
Cash flow hedges, including current portion	30	30	—	30	—
	11,949	14,755	—	14,755	—

As at December 31, 2019 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Derivative instruments (Note 13)
Fair value hedges	1	1	—	1	—
Cash flow hedges	2	2	—	2	—
	3	3	—	3	—

Liabilities:
Long-term debt, including current portion	11,475	13,472	—	13,472	—
	11,475	13,472	—	13,472	—
The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.
There were no transfers between any of the fair value levels during the nine months ended September 30, 2020 and the year ended December 31, 2019.
Changes in the Fair Value of Financial Instruments Classified in Level 3
The following table summarizes the changes in fair value of financial instruments classified in Level 3 for the nine months ended September 30, 2020 and the year ended December 31, 2019:

(millions of dollars)	Nine months ended September 30, 2020	Year ended December 31, 2019
Fair value of asset - beginning	—	22
Unrealized loss on Foreign-Exchange Contract included in financing charges (Note 4)	—	(22)
Fair value of asset - ending	—	—
Risk Management
Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.
Market Risk
Market risk refers primarily to the risk of loss which results from changes in costs, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.
The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company may utilize interest-rate swaps designated as fair value hedges as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments, such as cash flow hedges, to manage its exposure to short-term interest rates or to lock in interest-rate levels on forecasted financing.
A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would not have resulted in a significant decrease in Hydro One’s net income for the three and nine months ended September 30, 2020 and 2019.

15

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the consolidated statements of operations and comprehensive income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the three and nine months ended September 30, 2020 and 2019 were not material.
For derivative instruments that are designated and qualify as cash flow hedges, the unrealized gain or loss, net of tax, on the derivative instrument is recorded as other comprehensive income (OCI) and is reclassified to results of operations in the same period during which the hedged transaction affects results of operations. The unrealized loss, net of tax, on the cash flow hedges for the nine months ended September 30, 2020 recorded in OCI was $23 million (2019 - $nil), resulting in an accumulated other comprehensive loss of $21 million related to cash flow hedges at September 30, 2020 (December 31, 2019 - accumulated OCI of $2 million). During the three and nine months ended September 30, 2020, a loss of $3 million and $4 million, respectively, was reclassified to financing charges (2019 - $nil). The Company estimates that the amount of accumulated other comprehensive loss, net of tax, related to cash flow hedges to be reclassified to results of operations in the next 12 months is $9 million. Actual amounts reclassified to results of operations depend on the interest rate risk in effect until the derivative contracts mature. For all forecasted transactions, the maximum term over which the Company is hedging exposures to the variability of cash flows is approximately two years.
Credit Risk
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At September 30, 2020 and December 31, 2019, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. At September 30, 2020 and December 31, 2019, there was no material accounts receivable balance due from any single customer.
At September 30, 2020, the Company’s allowance for doubtful accounts was $42 million (December 31, 2019 - $22 million). The allowance for doubtful accounts reflects the Company's current lifetime expected credit losses for all accounts receivable balances, which are based on historical overdue balances, customer payments and write-offs. At September 30, 2020, approximately 5% (December 31, 2019 - 5%) of the Company’s net accounts receivable were outstanding for more than 60 days. Please see Note 9 - Accounts Receivable for additions to allowance for doubtful accounts related to the impact of the COVID-19 pandemic.
Hydro One manages its counterparty credit risk through various techniques including (i) entering into transactions with highly rated counterparties, (ii) limiting total exposure levels with individual counterparties, (iii) entering into master agreements which enable net settlement and the contractual right of offset, and (iv) monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties on both an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the consolidated balance sheets.
Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The maximum credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At September 30, 2020 and December 31, 2019, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not material. At September 30, 2020, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, was with four financial institutions with investment grade credit ratings as counterparties.
Liquidity Risk
Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s operating requirements. The Company's currently available liquidity is also expected to be sufficient to address any reasonably foreseeable impacts that the COVID-19 pandemic may have on the Company’s cash requirements.
On August 20, 2020, Hydro One filed a Universal Base Shelf Prospectus with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $2,000 million of debt, equity or other securities, or any combination thereof, during the 25-month period ending on September 20, 2022. See Note 29 - Subsequent Events for long-term debt issued under the Universal Base Shelf Prospectus subsequent to September 30, 2020.
On September 21, 2020, in order to secure required funding for the redemption of the Series 1 preferred shares (Preferred Shares), Hydro One secured binding commitments for three bilateral two-year senior unsecured term credit facilities (Bilateral Credit Facilities) totalling $201 million. Subsequent to September 30, 2020, these bilateral commitments were terminated upon receipt of the proceeds of Hydro One’s $425 million long-term debt offering. See Note 29 - Subsequent Events.
On November 23, 2018, HOHL filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US. The US Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public

16

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019 offerings, up to US$3,000 million of debt securities, unconditionally guaranteed by Hydro One, during the 25-month period ending on December 23, 2020. At September 30, 2020, no securities have been issued under the US Debt Shelf Prospectus.
18.    PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
The following table provides the components of the net periodic benefit costs for the three and nine months ended September 30, 2020 and 2019:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Three months ended September 30 (millions of dollars)	2020	2019	2020	2019
Current service cost	54	36	18	14
Interest cost	71	76	15	15
Expected return on plan assets, net of expenses[1]	(112)	(116)	—	—
Prior service cost amortization	1	—	1	—
Amortization of actuarial losses	24	14	—	—
Net periodic benefit costs	38	10	34	29

Charged to results of operations[2,3]	6	7	21	12

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Nine months ended September 30 (millions of dollars)	2020	2019	2020	2019
Current service cost	162	109	54	42
Interest cost	213	227	45	45
Expected return on plan assets, net of expenses[1]	(338)	(347)	—	—
Prior service cost amortization	2	—	2	—
Amortization of actuarial losses	72	42	2	1
Net periodic benefit costs	111	31	103	88

Charged to results of operations[2,3]	19	21	58	35
1    The expected long-term rate of return on pension plan assets for the year ending December 31, 2020 is 5.75% (2019 - 6.5%).
2    The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the three and nine months ended September 30, 2020, pension costs of $18 million (2019 - $19 million) and $53 million (2019 - $52 million), respectively, were attributed to labour, of which $6 million (2019 - $7 million) and $19 million (2019 - $21 million), respectively, was charged to operations, no amounts were recorded as regulatory assets (2019 - $4 million and $13 million, respectively), and $12 million (2019 - $8 million) and $34 million (2019 - $18 million), respectively, was capitalized as part of the cost of property, plant and equipment and intangible assets.
3    In the 2020-2022 Transmission Decision, the OEB approved the recovery of the non-service cost component of post-retirement and post-employment benefits as part of operation, maintenance and administration costs for the Company's transmission business. These costs were previously capitalized and recovered through rate base. As a result, during the nine months ended September 30, 2020, other post-retirement and post-employment costs of $17 million attributed to labour were charged to operations.
Effective March 1, 2018, certain employees who provided customer service operations for Hydro One through Inergi LP were transferred to Hydro One Networks (Transferred Employees), and began accruing pension and other post-employment benefits in the Hydro One defined benefit pension plan (Pension Plan) and post-retirement and post-employment benefit plans, respectively. Pursuant to the arrangement, Inergi LP, Vertex Customer Management (Canada) Ltd. (Vertex) and Hydro One Networks agreed to transfer the defined benefit assets and related pension obligations (for current and former members) of the Inergi LP Customer Service Operations Pension Plan and the Vertex Customer Management (Canada) Limited Pension Plan to the Pension Plan. In addition, Inergi LP, Vertex and Hydro One Networks agreed to transfer the other post-employment benefit liability related to the Transferred Employees to Hydro One’s post-retirement and post-employment benefit plans. Regulatory approval for the pension transfer was received on November 27, 2019.
The transfer of the pension assets of $120 million and related pension obligations of $151 million was completed on March 2, 2020. The unfunded status of $31 million was recorded as a pension benefit liability with an offsetting regulatory asset. The transfer of the other post-employment benefit liability of $33 million was completed on April 1, 2020. The liability was recorded as a post-retirement and post-employment benefit liability with an offset to other comprehensive loss. In addition, as a part of the transfers, cash totaling $24 million was transferred to Hydro One and recorded as an asset with an offset to OCI. Both, the OCI resulting from the transfer of the cash asset and the other comprehensive loss resulting from the transfer of the other post-retirement benefit liability are being recognized in net income over the expected average remaining service lifetime (EARSL) of the Transferred Employees.

17

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

19.    LEASES
Hydro One has operating lease contracts for buildings used in administrative and service-related functions and storing telecommunications equipment. These leases have terms between three and seven years with renewal options of additional three- to five-year terms at prevailing market rates at the time of extension. All leases include a clause to enable upward revision of the rental charge on an annual basis or on renewal according to prevailing market conditions or pre-established rents. There are no restrictions placed upon Hydro One by entering into these leases. Renewal options are included in the lease term when their exercise is reasonably certain. Other information related to the Company's operating leases was as follows:

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2020	2019	2020	2019
Lease expense	4	2	11	7
Lease payments made	3	1	9	5

As at			September 30, 2020	December 31, 2019
Weighted-average remaining lease term[1] (years)			7	8
Weighted-average discount rate			2.6%	2.7%
1 Includes renewal options that are reasonably certain to be exercised.
At September 30, 2020, future minimum operating lease payments were as follows:

(millions of dollars)
Remainder of 2020	3
2021	14
2022	12
2023	11
2024	11
Thereafter	34
Total undiscounted minimum lease payments[1]	85
Less: discounting minimum lease payments to present value	(7)
Total discounted minimum lease payments	78
1 Excludes committed amounts of $6 million for leases that have not yet commenced.
At December 31, 2019, future minimum operating lease payments were as follows:

(millions of dollars)
2020	12
2021	12
2022	11
2023	10
2024	9
Thereafter	33
Total undiscounted minimum lease payments[1]	87
Less: discounting minimum lease payments to present value	(9)
Total discounted minimum lease payments	78
1 Excludes committed amounts of $6 million for leases that have not yet commenced.
Hydro One presents its ROU assets and lease obligations on the consolidated balance sheets as follows:

As at (millions of dollars)	September 30, 2020	December 31, 2019
Other long-term assets (Note 13)	74	75
Accounts payable and other current liabilities (Note 14)	11	9
Other long-term liabilities (Note 15)	67	69
20.    SHARE CAPITAL
Common Shares
The Company is authorized to issue an unlimited number of common shares. At September 30, 2020, the Company had 597,557,787 (December 31, 2019 - 596,818,436) common shares issued and outstanding.

18

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

The following table presents the changes to common shares during the nine months ended September 30, 2020:

(number of shares)
Common shares - December 31, 2019	596,818,436
Common shares issued - LTIP[1]	297,789
Common shares issued - share grants[2]	441,562
Common shares - September 30, 2020	597,557,787
1 During the nine months ended September 30, 2020, Hydro One issued from treasury 297,789 common shares in accordance with provisions of the Long-term Incentive Plan (LTIP). This included the exercise of 240,840 stock options for $5 million.
2 During the nine months ended September 30, 2020, Hydro One issued from treasury 441,562 common shares in accordance with provisions of the Power Workers’ Union (PWU) and the Society of United Professionals (Society) Share Grant Plans.
Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At September 30, 2020 and December 31, 2019, two series of preferred shares were authorized for issuance: the Series 1 preferred shares and the Series 2 preferred shares. At September 30, 2020 and December 31, 2019, the Company had 16,720,000 Series 1 preferred shares and no Series 2 preferred shares issued and outstanding.
On September 21, 2020, Hydro One at its sole discretion, announced that it will exercise its option to redeem (Notice of Redemption) all of its 16,720,000 outstanding Preferred Shares on November 20, 2020, in accordance with their terms. The Preferred Shares will be redeemed at a price of $25.00 per share, plus all accrued and unpaid dividends up to, but excluding November 20, 2020, for an aggregate redemption price of $423 million, including $418 million Preferred Shares balance and $5 million for accrued dividends. The Preferred Shares are not exchangeable or convertible into the common shares of the Company and the redemption will have no impact on the Province's voting rights or ownership percentage of the outstanding common shares of Hydro One.
Upon issuance of the Notice of Redemption, the Preferred Shares became mandatorily redeemable financial instruments, and together with the accrued dividends, the Preferred Shares represent a legal obligation of the Company at September 30, 2020. The legal obligation to redeem the Preferred Shares required the Preferred Shares to be reclassifed from equity to a current liability. The total amount of $423 million is presented as "Preferred shares to be redeemed" on the Company's consolidated balance sheet.
21.    DIVIDENDS
During the three months ended September 30, 2020, preferred share dividends in the amount of $4 million (2019 - $4 million) and common share dividends in the amount of $151 million (2019 - $144 million) were declared and paid.
During the nine months ended September 30, 2020, preferred share dividends in the amount of $13 million (2019 - $13 million) and common share dividends in the amount of $447 million (2019 - $426 million) were declared and paid.
See Note 29 - Subsequent Events for dividends declared subsequent to September 30, 2020.
22.    EARNINGS PER COMMON SHARE
Basic earnings per common share (EPS) is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding.
Diluted EPS is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding adjusted for the effects of potentially dilutive stock-based compensation plans, including the share grant plans and the LTIP, which are calculated using the treasury stock method.

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019

Net income attributable to common shareholders (millions of dollars)	281	241	1,609	567

Weighted-average number of shares
Basic	597,557,787	596,605,054	597,364,993	596,359,125
Effect of dilutive stock-based compensation plans	2,362,569	2,420,792	2,486,114	2,343,278
Diluted	599,920,356	599,025,846	599,851,107	598,702,403

EPS
Basic	$0.47	$0.40	$2.69	$0.95
Diluted	$0.47	$0.40	$2.68	$0.95

19

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

23.    STOCK-BASED COMPENSATION
Share Grant Plans
Hydro One has two share grant plans (Share Grant Plans), one for the benefit of certain members of the PWU (the PWU Share Grant Plan) and one for the benefit of certain members of the Society (the Society Share Grant Plan). A summary of share grant activity under the Share Grant Plans during the three and nine months ended September 30, 2020 and 2019 is presented below:

	Three months ended September 30		Nine months ended September 30
(number of share grants)	2020	2019	2020	2019
Share grants outstanding - beginning	3,232,815	3,771,213	3,674,377	4,234,155
Vested and issued[1]	—	—	(441,562)	(462,942)
Share grants outstanding - ending	3,232,815	3,771,213	3,232,815	3,771,213
1 During the nine months ended September 30, 2020, Hydro One issued from treasury 441,562 (2019 - 462,942) common shares to eligible employees in accordance with provisions of the PWU and the Society Share Grant Plans.
Directors' Deferred Share Unit (DSU) Plan
A summary of DSU awards activity under the Directors' DSU Plan during the three and nine months ended September 30, 2020 and 2019 is presented below:

	Three months ended September 30		Nine months ended September 30
(number of DSUs)	2020	2019	2020	2019
DSUs outstanding - beginning	64,326	41,813	52,620	46,697
Granted	5,370	5,624	17,076	24,755
Settled	(9,861)	—	(9,861)	(24,015)
DSUs outstanding - ending	59,835	47,437	59,835	47,437
At September 30, 2020, a liability of $2 million (December 31, 2019 - $1 million) related to Directors' DSUs has been recorded at the closing price of the Company's common shares of $28.22 (December 31, 2019 - $25.08). This liability is included in other long-term liabilities on the consolidated balance sheets.
Management DSU Plan
A summary of DSU awards activity under the Management DSU Plan during the three and nine months ended September 30, 2020 and 2019 is presented below:

	Three months ended September 30		Nine months ended September 30
(number of DSUs)	2020	2019	2020	2019
DSUs outstanding - beginning	67,740	52,497	52,186	108,296
Granted	627	524	21,592	24,508
Paid	(7,027)	—	(12,438)	(79,783)
DSUs outstanding - ending	61,340	53,021	61,340	53,021
At September 30, 2020, a liability of $2 million (December 31, 2019 - $1 million) related to Management DSUs has been recorded at the closing price of the Company's common shares of $28.22 (December 31, 2019 - $25.08). This liability is included in other long-term liabilities on the consolidated balance sheets.
LTIP
Performance Share Units (PSU) and Restricted Share Units (RSU)
A summary of PSU and RSU awards activity under the LTIP during the three and nine months ended September 30, 2020 and 2019 is presented below:

	PSUs		RSUs
Three months ended September 30 (number of units)	2020	2019	2020	2019
Units outstanding - beginning	117,470	310,340	144,980	350,420
Vested and issued	—	(345)	—	(1,639)
Forfeited	(3,670)	(131,545)	(2,420)	(68,501)
Units outstanding - ending[1]	113,800	178,450	142,560	280,280

20

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

	PSUs		RSUs
Nine months ended September 30 (number of units)	2020	2019	2020	2019
Units outstanding - beginning	171,344	605,180	206,993	442,470
Vested and issued	(52,627)	(78,093)	(3,728)	(23,395)
Forfeited	(4,917)	(146,727)	(4,295)	(80,175)
Settled	—	(201,910)	(56,410)	(58,620)
Units outstanding - ending[1]	113,800	178,450	142,560	280,280
1    Units outstanding at September 30, 2020 include 7,740 PSUs (2019 - 7,740) and 39,920 RSUs (2019 - 96,330) that may be settled in cash if certain conditions are met. At September 30, 2020, a liability of $1 million (2019 - $2 million) has been recorded with respect to these awards and is included in accounts payable and other current liabilities on the consolidated balance sheets.
No awards were granted during the three and nine months ended September 30, 2020 and 2019. The compensation expense related to the PSU and RSU awards recognized by the Company during the three and nine months ended September 30, 2020 was $2 million and $3 million (2019 - credit of $1 million and expense of $8 million), respectively.
Stock Options
A summary of stock options activity during the three and nine months ended September 30, 2020 and 2019 is presented below:

	Three months ended September 30		Nine months ended September 30
(number of stock options)	2020	2019	2020	2019
Stock options outstanding - beginning[1]	162,710	820,130	403,550	949,910
Exercised	—	—	(240,840)	(129,780)
Forfeited	—	(243,840)	—	(243,840)
Stock options outstanding - ending[2]	162,710	576,290	162,710	576,290
1 All stock options outstanding as at January 1, 2020, were vested and exercisable (2019 - all stock options were non-vested).
2 All stock options outstanding as at September 30, 2020 and 2019, were vested and exercisable.
24.    RELATED PARTY TRANSACTIONS
The Province is a shareholder of Hydro One with approximately 47.3% ownership at September 30, 2020. The Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy. Ontario Charging Network LP (OCN LP) is a joint-venture limited partnership between a subsidiary of Hydro One and OPG. The following is a summary of the Company’s related party transactions during the three and nine months ended September 30, 2020 and 2019:

(millions of dollars)		Three months ended September 30		Nine months ended September 30
Related Party	Transaction	2020	2019	2020	2019
Province	Dividends paid[1]	76	73	225	215
IESO	Power purchased	560	301	1,700	1,110
	Revenues for transmission services	478	439	1,325	1,222
	Amounts related to electricity rebates	402	137	1,172	379
	Distribution revenues related to rural rate protection	61	60	181	178
	Distribution revenues related to supply of electricity to remote northern communities	8	8	26	26
	Funding received related to CDM programs	4	5	21	28
OPG[2]	Power purchased	1	—	4	5
	Revenues related to provision of services and supply of electricity	2	4	6	7
	Costs related to the purchase of services	—	—	1	1
OEFC	Power purchased from power contracts administered by the OEFC	—	—	1	1
OEB	OEB fees	3	3	7	7
OCN LP3	Investment in OCN LP	—	—	2	2
1 On September 21, 2020 Hydro One announced that it will exercise its option to redeem the Preferred Shares held by the Province on November 20, 2020. See Note 20 - Share Capital.
2 OPG has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee. See Note 27 - Commitments for details related to the OCN Guarantee.
3    OCN LP owns and operates electric vehicle fast charging stations across Ontario, under the Ivy Charging Network brand.
Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest-free and settled in cash. Invoices are issued monthly, and amounts are due and paid on a monthly basis.

21

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

25.    CONSOLIDATED STATEMENTS OF CASH FLOWS
The changes in non-cash balances related to operations consist of the following:

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2020	2019	2020	2019
Accounts receivable (Note 9)[1]	(38)	(18)	67	5
Due from related parties	11	80	124	(7)
Materials and supplies (Note 10)[2]	—	(1)	1	(1)
Prepaid expenses and other assets (Note 10)[3]	4	11	(9)	(10)
Other long-term assets (Note 13)	1	—	1	(2)
Accounts payable (Note 14)[4]	30	35	(15)	(8)
Accrued liabilities (Note 14)[5]	13	32	53	63
Due to related parties	79	1	(140)	(83)
Accrued interest (Note 14)	25	38	31	46
Long-term accounts payable and other long-term liabilities (Note 15)[6]	—	—	—	1
Post-retirement and post-employment benefit liability (Note 15)[7]	21	8	66	27
	146	186	179	31
1 Adjusted for $28 million and $14 million related to amounts with a regulatory asset offset and acquisitions (2019 - $nil and $3 million related to capital contributions) for the three and nine months ended September 30, respectively.
2 Adjusted for $2 million and $2 million related to acquisitions (2019 - $nil and $nil) for the three and nine months ended September 30, respectively.
3 Adjusted for $5 million and $5 million related to acquisitions (2019 - $nil and $nil) for the three and nine months ended September 30, respectively.
4 Adjusted for $9 million and $17 million related to capital investments and acquisitions (2019 - $5 million and $1 million) for the three and nine months ended September 30, respectively.
5 Adjusted for $13 million and $15 million related to stock-based compensation and acquisitions (2019 - $1 million and $7 million) for the three and nine months ended September 30, respectively.
6 Adjusted for $2 million and $2 million related to acquisitions (2019 - $nil and $nil) for the three and nine months ended September 30, respectively.
7 Adjusted for $3 million and $40 million related to amounts with a regulatory asset offset (2019 - $8 million and $25 million) for the three and nine months ended September 30, respectively.
Capital Expenditures
The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the consolidated statements of cash flows for the three and nine months ended September 30, 2020 and 2019. The reconciling items include net change in accruals and capitalized depreciation.

	Three months ended September 30, 2020			Nine months ended September 30, 2020
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(464)	(36)	(500)	(1,216)	(85)	(1,301)
Reconciling items	7	(1)	6	33	(3)	30
Cash outflow for capital expenditures	(457)	(37)	(494)	(1,183)	(88)	(1,271)

	Three months ended September 30, 2019			Nine months ended September 30, 2019
millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(400)	(24)	(424)	(1,034)	(71)	(1,105)
Reconciling items	9	3	12	27	2	29
Cash outflow for capital expenditures	(391)	(21)	(412)	(1,007)	(69)	(1,076)
Supplementary Information

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2020	2019	2020	2019
Net interest paid	102	90	349	334
Income taxes paid	10	1	23	17
26.    CONTINGENCIES
Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

22

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

27.    COMMITMENTS
The following table presents a summary of Hydro One’s commitments under outsourcing and other agreements due in the next five years and thereafter:

As at September 30, 2020 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements	82	17	11	11	8	15
Long-term software/meter agreement	14	1	2	1	2	—
The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next five years and thereafter:

As at September 30, 2020 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities	—	—	—	2,550		—
Bilateral Credit Facilities[1]	201	—	—	—	—	—
Letters of credit[2]	184	4	—	—	—	—
Guarantees[3]	341	—	—	—	—	—
1 Bilateral Credit Facilities were terminated on October 15, 2020. See Note 17 - Fair Value of Financial Instruments and Risk Management.
2 Letters of credit consist of $179 million letters of credit related to retirement compensation arrangements, $4 million in letters of credit to satisfy debt service reserve requirements, a $2 million letter of credit provided to the IESO for prudential support, and $3 million in letters of credit for various operating purposes.
3 Guarantees consist of $334 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, and guarantees totalling $7 million provided by Hydro One to the Minister of Natural Resources relating to OCN LP (OCN Guarantee). The OPG has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee.
28.    SEGMENTED REPORTING
Hydro One has three reportable segments:
•The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting more than 70 local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;
•The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and
•Other Segment, which includes certain corporate activities and the operations of the Company’s telecommunications business.
The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision-maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income tax expense from continuing operations (excluding certain allocated corporate governance costs).

Three months ended September 30, 2020 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	483	1,410	10	1,903
Purchased power	—	993	—	993
Operation, maintenance and administration	102	145	15	262
Depreciation, amortization and asset removal costs	113	105	2	220
Income (loss) before financing charges and income tax expense	268	167	(7)	428

Capital investments	309	190	1	500

Three months ended September 30, 2019 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	443	1,140	10	1,593
Purchased power	—	737	—	737
Operation, maintenance and administration	96	148	15	259
Depreciation, amortization and asset removal costs	115	102	2	219
Income (loss) before financing charges and income tax expense	232	153	(7)	378

Capital investments	276	146	2	424

23

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

Nine months ended September 30, 2020 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,342	4,050	31	5,423
Purchased power	—	2,808	—	2,808
Operation, maintenance and administration	318	434	45	797
Depreciation, amortization and asset removal costs	334	305	6	645
Income (loss) before financing charges and income tax expense	690	503	(20)	1,173

Capital investments	796	502	3	1,301

Nine months ended September 30, 2019 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,245	3,490	30	4,765
Purchased power	—	2,197	—	2,197
Operation, maintenance and administration	296	448	198	942
Depreciation, amortization and asset removal costs	342	304	6	652
Income (loss) before financing charges and income tax expense	607	541	(174)	974

Capital investments	724	375	6	1,105
Total Assets by Segment:

As at (millions of dollars)	September 30, 2020	December 31, 2019
Transmission	15,605	15,029
Distribution	10,313	10,017
Other	2,697	2,015
Total assets	28,615	27,061
Total Goodwill by Segment:

As at (millions of dollars)	September 30, 2020	December 31, 2019
Transmission	157	157
Distribution (Note 4)	217	168
Total goodwill	374	325
All revenues, assets and substantially all costs, as the case may be, are earned, held or incurred in Canada.
29.    SUBSEQUENT EVENTS
Dividends
On November 5, 2020, common share dividends of $152 million ($0.2536 per common share) were declared.
Long-Term Debt
On October 15, 2020, Hydro One issued $425 million of long-term debt with a maturity date of October 15, 2027 and a coupon rate of 1.41%, under the Universal Base Shelf Prospectus.
On October 9, 2020, Hydro One Inc. issued long-term debt totalling $1.2 billion under its MTN Program as follows:
•$600 million Series 48 notes with a maturity date of January 16, 2023 and a coupon rate of 0.71%;
•$400 million Series 49 notes with a maturity date of January 16, 2031 and a coupon rate of 1.69%; and
•$200 million Series 47 notes with a maturity date of February 28, 2050 and a coupon rate of 2.71%.
Consistent with their intention to mitigate the Company's exposure to variability in interest rates on forecasted fixed-rate long-term debt issuance, Hydro One Inc.'s $400 million bond forward agreements were settled upon the issuance of the Series 48 notes, for a payment of $3 million on settlement.

24